Federated Hermes Funds

Fidelity Bond Filing

Joint Insureds Agreement

Contents of Submission:

1) Copy of the revised Great American Insurance Company Investment Company Bond including new endorsement No. 22 received on April 2, 2024, as required by Rule 17g-1 (g) (1) (ii) (a);*

2) Copy of the National Union Fire Insurance Company of Pittsburgh, PA Excess Bond and co-surety arrangement with ACE American Insurance Company received on November 29, 2023, as required by Rule 17g-1 (g) (1) (ii) (a);**

3) Copy of the resolutions of a majority of the Federated Hermes Funds' Independent Trustees/Directors and Executive Committee of the Federated Hermes Funds approving the amount, type, form and coverage of the above-referenced bonds, and the portion of the premium to be paid by such company as required by Rule 17g-1 (g) (1) (ii) (b);**

4) Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1 (g) (1) (ii) (c);

5) As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid as related to the above-referenced bonds is 10/01/2023 to 10/01/2024; and

6) Copy of the agreement and amendments thereto between the investment company and all of the other named insureds as required by Rule 17g-1 (g) (1) (ii) (e) as amended on October 23, 2024, and received on October 25, 2024.

*As updated and filed on April 10, 2024, under Accession No. 0001623632-24-000479

**As filed on December 7, 2023, under Accession No. 0001623632-23-001553





800-545-4269
GAIG.com

STATUTORY HOME OFFICE

The statutory home office of

GREAT AMERICAN INSURANCE COMPANY

is: Great American Insurance Company
        301 E 4th Street
        Cincinnati, Ohio 45202-4201

        (513) 369-5000

SDM-460 (Ed. 03/00) XS

R * B0 * 10/05/2023 * FS 2062589 13 00   Great American Insurance Company

015466

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS   Bond No. FS 2062589 13 00

Item 1. Name of Insured (herein called Insured): Federated Hermes, Inc.

Principal Address: 1001 Liberty Avenue
                                Pittsburgh, PA 15222

Item 2. Bond Period: from 12:01 a.m. on 10/01/2023 to 10/01/2024 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections **9**, **10** and **12** hereof,

Amount applicable to

	Limit of Liability		Deductible
Insuring Agreement (A)-Fidelity	$ 25,000,000	$	0
Insuring Agreement (B)-On Premises	$ 25,000,000	$	250,000
Insuring Agreement (C)-In Transit	$ 25,000,000	$	250,000
Insuring Agreement (D)-Forgery or Alteration	$ 25,000,000	$	250,000
Insuring Agreement (E)-Securities	$ 25,000,000	$	250,000
Insuring Agreement (F)-Counterfeit Currency	$ 25,000,000	$	250,000
Insuring Agreement (G)-Stop Payment	$ 250,000	$	5,000
Insuring Agreement (H)-Uncollectible Items of Deposit	$ 1,000,000	$	250,000
Insuring Agreement (I)-Audit Expense	$ 250,000	$	0
Insuring Agreement (J)-Telefacsimile Transmissions	$ 25,000,000	$	250,000
Insuring Agreement (K)-Unauthorized Signatures	$ 25,000,000	$	250,000

Optional Insuring Agreements and Coverages

	Limit of Liability		Deductible
Insuring Agreement (L)-Computer Systems	$ 25,000,000	$	250,000
Insuring Agreement (M)-Automated Phone Systems	$ Not Covered	$	N/A
Insuring Agreement (N)-Fraudulent Transfer Instructions	$ 25,000,000	$	250,000

FI 75 10 (Ed. 11/16)   (Page 1 of 2)

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 2062589 12

such termination or cancellation to be effective as of the time this Bond becomes effective.

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

ON PREMISES

(B) Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

IN TRANSIT

(C) Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

FORGERY OR ALTERATION

(D) Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

SECURITIES

(E) Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

   (a) counterfeited, or

   (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

   (c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary

course of business, transferable by delivery of such agreements with any necessary Endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

COUNTERFEIT CURRENCY

(F) Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

STOP PAYMENT

(G) Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(H) Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

AUDIT EXPENSE

(I) Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fradulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

TELEFACSIMILE TRANSMISSIONS

(J) Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or

acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(1) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(2) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

UNAUTHORIZED SIGNATURES

(K) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or Endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

(1) If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2) If an Investment Company, named as Insured herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said

date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

WARRANTY

(B) No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)

(C) The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account

of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured's liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

FORMER EMPLOYEE

(D) Acts of Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

(a) Employee means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or

appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

    (a) an investment advisor,

    (b) an underwriter (distributor),

    (c) a transfer agent or shareholder accounting record-keeper, or

    (d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

(d) Larceny and Embezzlement as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) Items of Deposit means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through

trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

 (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

 (2) of any rule or regulation made pursuant to any such law.

 unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this Bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

 (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger pro-

vided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement (I).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of ac-counts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be deter-mined by the average market value of such Prop-erty on the business day next preceding the dis-covery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replace-ment; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, con-version, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not dis-covered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property con-sisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually repro-duced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured can-not agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the In-sured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Under-writer against all loss or expense that the Under-writer may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Under-writer may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replace-ment thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual pre-mium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recover-able from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, re-insurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the

Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this Bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a) any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3

of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liability, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deduct-

ible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

(b) as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company

shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any Bond or Policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a Bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

FI 88 01 10 11

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7012	05-12	03/20/2024*	Bond Changes	
FI7510	11-16		Investment Company Bond Dec Page	
FI7511	08-15		Investment Company Bond Insuring Agreements	
SRF9808	08-95		Rider - Non-Cumulative Rider	1
SRF9808	08-95		Rider - Newly Created Investment Companies	2
SRF9808	08-95		Rider - Extended Computer Systems Rider	3
SRF9808	08-95		Rider - Counterfeit Currency Revision	4
SRF9808	08-95		Rider - Loss Reporting Threshold	5
SRF9808	08-95		Rider - Amended Insuring Agreement A - Fidelity	6
SRF9808	08-95		Rider - Amended Insuring Agreement H - Uncollectible Items of Deposit	7
SRF9808	08-95		Rider - Amended Insuring Agreement I - Audit Expense	8
SRF9808	08-95		Rider - Amended Insuring Agreement J - Telefacsimile Transmissions	9
SRF9808	08-95		Rider - Amended General Agreement C - Court Costs and Attorneys' Fees	10
SRF9808	08-95		Rider - Amended Definition of Employee	11
SRF9808	08-95		Rider - Amended Section 4 - Loss-Notice-Proof-Legal Proceedings	12
SRF9808	08-95		Rider - Amended Section 16 - Additional Companies Included as Named Insureds	13
SRF9808	08-95		Rider - Amended Section 17 - Notice and Change of Control	14
SRF9808	08-95		Rider - Amended Fidelity	15
SRF9808	08-95		Rider - Amended Definition of Property	16
SRF9808	08-95		Rider - Amended Section 13 - Termination	17
FI7344	08-15	03/20/2024*	General Rider - ELECTRONIC SIGNATURE FRAUD COVERAGE	22
FI7343	08-15		Joint Insured List	18

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7506	08-15		Insuring Agreement (L) Computer Systems	19
FI7516	11-16		Fraudulent Transfer Instructions	20
FI7345	08-15		Confidential Information And Data Breach Clarifying Rider	21
IL7324	07-21		Global Sanction Endorsement	
FI7341	04-17		In-Witness Clause	
* If not at inception				

FI 88 01 10 11

RIDER NO. 1

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Non-Cumulative Rider

It is agreed that:

1. In the event of a loss covered under this bond and also covered under Great American Insurance Company Bond FS 206-25-88 - 13 00 issued to Federated Hermes, Inc., the Single Loss Limit of Liability under this bond shall be reduced by any payment under Bond No. FS 206-25-88 - 13 00 and only the remainder, if any, shall be applicable to such loss hereunder.

2. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

SRF 9808 (Ed. 08/95)   (Page 1 of 1)

RIDER NO. 2

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Newly Created Investment Companies

1. Item 1. of the Declarations shall include any existing Investment Company or portfolios which are not listed under Rider No. 1 of the attached Bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter following the end of the Bond Period, a list of all Newly Created portfolios and Copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted.

Following the end of the Bond Period, any Newly Created Investment Company or portfolio created during the Period, will continue to be an Insured only if the Underwriter notified as set forth in the paragraph and the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider of this Bond.

2. It is further agreed that the following definition is added to Section 1. DEFINITIONS.

(g) Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

3. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

SRF 9808 (Ed. 08/95)   (Page 1 of 1)

RIDER NO. 3

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Extended Computer Systems Rider

It is agreed that this Bond is amended by adding the following:

EXTENDED COMPUTER SYSTEMS RIDER

1. Electronic Data, Electronic Media, Electronic Instruction

(1) Loss resulting directly from:

   (a) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this rider,

   (b) robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic instructions,

   (c) the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable, while stored within a Computer System covered under this rider, or

   (d) the damage or destruction of Electronic Data, electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under Computer Systems Fraud Insuring Agreement (G), provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic instruction in the Computer System in which the computer program or instruction so written or so altered is used.

2. Electronic Communication

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which were transmitted or appear to have been transmitted through:

   (a) an Electronic Communication System,

   (b) an Automated clearing house or custodian, or

   (c) a Telex, TWX, or similar means of communication,

directly into the Insured's Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured's Computer System or Communication Terminal.

SRF 9808 (Ed. 08/95)   (Page 1 of 3)

3. Electronic Transmission

Loss resulting directly from a customer of the Insured, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the Insured to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

    (a) an Electronic Communication System,

    (b) an automated clearing house or custodian, or

    (c) a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the Insured, but which communications were either not sent by the Insured, or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable.

In addition to the Conditions and Limitations in the bond, the following, applicable to the Extended Computer Systems Rider, are added:

DEFINITIONS

(A) Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

(B) Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

(C) Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

(D) Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

(E) Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

EXCLUSIONS

This bond does not cover:

(A) loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data:

(B) loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

(C) loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in

programming or error or omission in processing;

(D) loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer?s authentication mechanism;

(E) liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement; or

(F) loss resulting directly or indirectly from:

   (1) written instruction unless covered under this rider; or

   (2) instruction by voice over the telephone, unless covered under this rider.

SERIES OF LOSSES

All losses or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

VALUATION

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the Insured in its business, the Underwriter shall be liable under this bond only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the Blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable Single Loss Limit of Liability.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the Property other than Money, Securities or Records paragraphs of Section 6.

The title and any headings in this rider are solely for convenience and form no part of the terms and conditions of coverage.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

RIDER NO. 4

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Counterfeit Currency Revision

It is agreed that:

1. Insuring Agreement (F), Counterfeit Currency is deleted in its entirety and replaced by the following:

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith of any counterfeit money.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

SRF 9808 (Ed. 08/95)   (Page 1 of 1)

RIDER NO. 5

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Loss Reporting Threshold

It is agreed that:

1. The second paragraph of Section 12 - 'DEDUCTIBLE AMOUNT' - is deleted in its entirety and replaced
   by the following:

"The Insured shall, in the time and in the manner prescribed in this Bond, give the Underwriter notice of any loss which is in excess of $125,000. Such loss shall be of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore. Upon the request of the Underwriter, the Insured shall file a brief statement with the Underwriter giving the particulars concerning such loss."

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions,
   agreements or limitations of the above mentioned bond, other than as stated herein.

3. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

SRF 9808 (Ed. 08/95)   (Page 1 of 1)

RIDER NO. 6

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Insuring Agreement A - Fidelity

It is agreed that:

1. Insuring Agreement A - Fidelity - is amended by deleting the word "manifest" from Paragraph 2,

2. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

RIDER NO. 7

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Insuring Agreement H - Uncollectible Items of Deposit

It is agreed that:

1. Insuring Agreement H - Uncollectible Items of Deposit - is amended by the following:

    a)   Paragraph 1, Add after the words "fund shares," the word "redemptions".

    b)   Delete Paragraph 3, and replace it with "Loss includes dividends to be paid."

    c)   Paragraph 4, Sentence 1 is deleted.

2. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

Great American Insurance Company

                                                            015466

RIDER NO. 8

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Insuring Agreement I - Audit Expense

It is agreed that:

1. Insuring Agreement I - Audit Expense - is amended by adding the words "or self-regulatory organization" after the word "authority" on Lines 3 and 4.

2. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

SRF 9808 (Ed. 08/95)   (Page 1 of 1)

Great American Insurance Company

015466

RIDER NO. 9

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Insuring Agreement J - Telefacsimile Transmissions

It is agreed that:

1. Add the words "or another office of the Insured" after the words "financial institution"

2. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

Great American Insurance Company

015466

RIDER NO. 10

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended General Agreement C - Court Costs and Attorneys' Fees

It is agreed that:

1. The words "including Larceny or Embezzlement" are added after word "dishonesty" on Line 4 of sub-paragraph (3).

2. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

RIDER NO. 11

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Definition of Employee

It is agreed that:

1. The words "or consultant providing services to the Insured pursuant to a written contract" is added after the word "individuals" on Line 1 of subparagraph (6), of Section 1 Definitions, Paragraph (a).

2. The following is added to the definition of "Employee"

    10) retired employees retained as consultants
    11) non-fund soliciting volunteers
    12) employees on leave of absence

3. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

RIDER NO. 12

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Section 4 - Loss-Notice-Proof-Legal Proceedings

It is agreed that:

1. In Section 4 - Loss-Notice - Proof - Legal Proceedings, Paragraph 1, sentence 2, the word "Insured" is replaced by the words "Risk Management Department, Audit Department, Human Resources Department or Senior Vice President".

2. In Section 4 - Loss-Notice - Proof - Legal Proceedings, Paragraph 2, the word "Insured" is replaced by the words "Risk Management Department, Audit Department, Human Resources Department or Senior Vice President".

3. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

RIDER NO. 13

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Section 16 - Additional Companies Included as Named Insureds

It is agreed that:

1. Section 16 - Additional Companies Included as Named Insureds - is amended by deleting the words "any partner, officer or supervisory employee of any" in Subparagraph (d), Line 2, and replacing it with the words "Risk Management Department, Audit Department, Human Resources Department or Senior Vice President of the".

2. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

RIDER NO. 14

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Section 17 - Notice and Change of Control

It is agreed that:

1. Section 17 - Notice and Change of Control is amended by deleting the words "thirty (30) days" on Line 5 of Paragraph 1, and replacing it with the words "sixty (60) days"

2. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

SRF 9808 (Ed. 08/95)   (Page 1 of 1)

RIDER NO. 15

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Fidelity

It is agreed that the following two paragraphs are added after the second paragraph of Insuring Agreement (A) Fidelity:

"It is agreed that in determining the amount of any loss payable under this bond, the Insured may include payments to individual Employees which are bonuses, commissions, profit sharing, etc. as part of such loss provided that such payments have been solely as the result of the Employee committing a dishonest or fraudulent act as described in this Insuring Agreement."

"Loss resulting directly from the malicious destruction of or the malicious damage of Property, Electronic Data or Electronic Data Processing Media committed by an Employee, whether committed alone or in collusion with others, which acts are committed with the intent to cause the Insured to sustain a loss."

This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

Great American Insurance Company

                                                                                015466

RIDER NO. 16

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Definition of Property

It is agreed that:

1. Conditions and Limitations Section 1 - Definitions - Item (b) Property, is amended by adding the following terms after the word "securities" on Line 7 - "including any note, stock, treasury stock, certificate of deposit, certificate of interest or participation in any profit sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferrable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940; travelers' letters of credit".

2. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

SRF 9808 (Ed. 08/95)   (Page 1 of 1)

Great American Insurance Company

RIDER NO. 17

To be attached to and form part of Investment Company Bond

No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

Amended Section 13 - Termination

It is agreed that:

1. Section 13 -Termination - is amended by replacing the wording "ninety (90) days" with "one hundred twenty (120) days" in Paragraph 1, 3, and 5(a) and (b).

2. Paragraph 5 is amended by:

   a) Deleting subparagraph (a), and replacing it with

   "as to any Employee immediately on the Insured, or any of its directors, trustees or officers not acting in collusion with such employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the Insured or otherwise, without prejudice to the loss of any Property then in transit in the custody of such Employee, whether or not such act is of the type covered under this policy, and whether against the Insured or any other person or entity, and upon the expiration of one hundred twenty (120) days after written notice has been given to the Securities and Exchange Commission, Washington, DC (See Section 16 (d)) and to the Insured Investment company, or".

   b) Adding a final subparagraph to Paragraph 5 "Termination as to any Employee shall not apply if the dishonest act occurred prior to employment with the Insured and involved less than $25,000".

3. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

SRF 9808 (Ed. 08/95)   (Page 1 of 1)

R * B0 * 10/05/2023 * FS 2062589 13 00   Great American Insurance Company

015466

FI 73 43 (Ed. 08/15)

RIDER NO. 18

JOINT INSURED LIST

To be attached to and form part of **INVESTMENT COMPANY BOND**,

Bond No.   FS 2062589 13 00

In favor of   Federated Hermes, Inc.

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Federated Hermes Adjustable Rate Securities Trust
Federated Hermes Adviser Series
Federated Hermes Core Trust
Federated Hermes Core Trust III
Federated Hermes Equity Funds
Federated Hermes Equity Income Fund, Inc.
Federated Hermes Fixed Income Securities, Inc.
Federated Hermes Global Allocation Fund
Federated Hermes Government Income Securities, Inc.
Federated Hermes Government Income Trust
Federated Hermes Sustainable High Yield Bond Fund, Inc.
Federated Hermes High Yield Trust
Federated Hermes Income Securities Trust
Federated Hermes Index Trust
Federated Hermes Institutional Trust
Federated Hermes Insurance Series
Federated Hermes Intermediate Municipal Trust
Federated Hermes International Series, Inc.
Federated Hermes Investment Series Funds, Inc.
Federated Hermes Managed Pool Series
Federated Hermes MDT Series
Federated Hermes Money Market Obligations Trust
Federated Hermes Municipal Bond Fund, Inc.
Federated Hermes Municipal Securities Income Trust
Federated Hermes Premier Municipal Income Fund
Federated Hermes Project and Trade Finance Tender Fund
Federated Hermes Short-Intermediate Duration Municipal Trust
Federated Hermes Short-Intermediate Government Trust
Federated Hermes Short-Term Government Trust
Federated Hermes Total Return Government Bond Fund
Federated Hermes Total Return Series, Inc.
Federated Hermes World Investment Series, Inc.
Federated Hermes ETF Trust

Great American Insurance Company

015466

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

RIDER NO. 19

INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of **INVESTMENT COMPANY BOND**,

Bond No.   FS 2062589 13 00

In favor of   Federated Hermes, Inc.

It is agreed that:

1.   The attached bond is hereby amended by adding to it an additional **Insuring Agreement** as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

    (a) Property to be transferred paid or delivered,

    (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

    (c) an unauthorized account or a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

    (a) cause the Insured or its agent(s) to sustain a loss, and

    (b) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

    (c) and further provided such voice instructions or advices:

        (i)   were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

        (ii) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of

the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2. As used in this Rider, Computer System means:

   (a) computers with related peripheral components, including storage components, wherever located,

   (b) systems and applications software,

   (c) terminal devices,

   (d) related communication networks or customer communication systems, and

   (e) related Electronic Funds Transfer Systems,

   by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

   (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and

   (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

   (a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

   (b) **Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability**

   (c) **Conditions and Limitations - Section 10. Limit of Liability**

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be $ 25,000,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 250,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

   (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

   (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

   The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. **Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings** is amended by adding the following sentence:

   Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14. This Rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

RIDER NO. 20

INSURING AGREEMENT (N) FRAUDULENT TRANSFER INSTRUCTIONS

To be attached to and form part of the **INVESTMENT COMPANY BOND**

Bond No.   FS 2062589 13 00

in favor of   Federated Hermes, Inc.

1.   It is agreed that the following Insuring Agreement is added to the above Bond:

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

   (1)   The fraudulent instruction purports, and reasonably appears, to have originated from:

      (a)   such Customer,

      (b)   an Employee acting on instructions of such Customer; or

      (c)   another financial institution acting on behalf of such Customer with authority to make such instructions; and

   (2)   The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

   (3)   The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

   (4)   The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

   (5)   For any transfer exceeding the amount set forth in item 7 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

   (6)   The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.   As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.   It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

    (a) loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

    (b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

        (1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

        (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

6. The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond.

7. The amount of any single transfer for which verification via a call back will be required is : $ 250,000.

8. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

9. This rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

015466

FI 73 45 (Ed. 08/15)

RIDER NO. 21

CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER

To be attached to and form part of Investment Company Bond

Bond No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

It is agreed that:

1. **CONDITIONS AND LIMITATIONS,** Section **2. Exclusions** is amended to include:

    Confidential Information:

    Loss resulting from:

    a) Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

    For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be properly transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

    b) The use of another person's or entity's confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

    Data Breach Costs:

    Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals' financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions and limitations, or provisions of the attached bond other than as above stated.

3. This Rider shall become effective as of 12:01 a.m. on 10/01/2023 standard time.

FI 73 44 08 15

RIDER NO. 22

ELECTRONIC SIGNATURE FRAUD COVERAGE

To be attached to and form part of Investment Company Bond

Bond No. FS 2062589 13 00

In favor of Federated Hermes, Inc.

It is agreed that:

1.   Item 3. LIMIT OF LIABILITY of this bond is amended adding the following Insuring Agreement:

ELECTRONIC SIGNATURE FRAUD

    (ESF) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Electronic Signature Fraud.

As a condition precedent to the Insured?s having relied on the Electronic Signature Fraud, the Insured must have received and reviewed the Electronic Record(s) containing the Electronic Signature Fraud prior to the payment or transfer of Property.

2.   The definition of Forgery is amended to include the following at the end thereof:

In no event shall Forgery include any Electronic Signature Fraud.

3.   Solely with respect to the coverage provided by virtue of this rider, Section 1. DEFINITIONS of the CONDITIONS

AND LIMITATIONS of this bond is amended by adding the following definitions:

1. Electronic Record means a record created, generated, sent, communicated, received or stored by electronic means which is the commercially reasonable and industry-accepted electronic equivalent of a written instrument covered under Insuring Agreement D. FORGERY OR ALTERATION of this bond.

2. Electronic Signature means an electronic sound, symbol or process attached to or logically associated with an Electronic Record and executed or adopted by a person with the intent to sign the record.

3.Electronic Signature Fraud means the entry of an Electronic Signature of another actual person or entity without authorization and with the intent to deceive. In no event, however, shall Electronic Signature Fraud

FI 73 44 08 15   (Page 1 of 2)

mean or include the use by any individual or entity of his/her/its own Electronic Signature, in whole or in part, with or without authority, in any capacity, or for any purpose.

4.   It is further understood and agreed that notwithstanding any provision to the contrary:

(i)   the Single Loss Limit of Liability applicable to Insuring Agreement ESF. ELECTRONIC SIGNATURE FRAUD shall be $750,000; and

(ii) the Single Loss Deductible Amount applicable to applicable to Insuring Agreement ESF. ELECTRONIC SIGNATURE FRAUD shall be $150,000.

5. Except as provided for in Insuring Agreement A and ESF. ELECTRONIC SIGNATURE FRAUD, this bond shall not apply to loss resulting from the fraudulent use of any Electronic Signature.

6. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

<center>ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.</center>

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

This Rider shall become effective as of 12:01 a.m. on 03/20/2024 standard time.

R * B0 * 10/05/2023 * FS 2062589 13 00   Great American Insurance Company

015466

IL 73 24 (Ed. 07/21)

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

GLOBAL SANCTION ENDORSEMENT

Notwithstanding any other provision of this Policy, this insurance cannot provide coverage and the Insurer shall not be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such coverage or benefit, or the payment of such claim, would violate, conflict with, or expose the Insurer to any sanction, prohibition or restriction under United Nations resolutions or any applicable economic or financial sanctions or other trade laws or regulations, including, but not limited to, of the United States of America, European Union, United Kingdom, or Canada.

R * B0 * 10/05/2023 * FS 2062589 13 00   Great American Insurance Company

015466

FI 73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT   SECRETARY

FI 73 41 (Ed. 04/17)

This page is intentionally left blank

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)



National Union Fire Insurance Company of Pittsburgh, Pa. ®
A capital stock company

Policy Number: 01-503-51-49   Replacement of: 01-587-50-79

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	FEDERATED HERMES, INC.			
Policyholder Address:	1001 LIBERTY AVENUE PITTSBURGH, PA 15222	**Limit of Liability:**	$	10,000,000
		Total Underlying Limits:	$	25,000,000
Policyholder Domicile:	Pennsylvania	**Policy Period: From:**		October 1, 2023
Insurer Address:	1271 Ave of Americas, FL 37 New York, NY 10020-1304	To:		October 1, 2024
		Premium:	$	18,186
Claims Address: e-mail:	c-claim@AIG.com			^^
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225			

SCHEDULE OF UNDERLYING COVERAGE

Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM			

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address**. Terms with "**Bold**" typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the "**Followed Policy**" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM.

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the "Insurer") and insureds agree as follows:

INSURING AGREEMENT
This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

LIMIT OF LIABILITY
The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

NOTICES
Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address**.

RIGHTS
The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RELIANCE
The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES
If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

_____   _____   _____
PRESIDENT   AUTHORIZED REPRESENTATIVE   SECRETARY

_____   _____   _____
COUNTERSIGNATURE   DATE   COUNTERSIGNATURE LOCATION
(WHERE REQUIRED BY LAW)

MARSH USA INC
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

7273193
103224 (02/10)   -2-   © American International Group, Inc. All right

SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended as follows:

1. To delete the stated **SCHEDULE OF UNDERLYING COVERAGE** in its entirety and replace it with the following:

SCHEDULE OF UNDERLYING COVERAGE			
Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
* Great American Insurance Company	FS 206-25-89-13-00	$25,000,000 Primary	10/01/2023 to 10/01/2024

2. To delete the Definition of **"Followed Policy"** and replace it with the following:

   "Followed Policy" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: INVESTMENT COMPANY BOND

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

7273193

103496 (11/09)   1   © American International Group, Inc. AI

<u>**ENDORSEMENT# 1**</u>

This endorsement, effective *at 12:01AM October 01, 2023*   forms a part of
Policy number: *01-503-51-49*
Issued to: *FEDERATED HERMES, INC.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

QUOTA-SHARE ENDORSEMENT
(WITH PARTICIPATING INSURERS SIGNATURES)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.   The Item in the Declarations entitled **Limit of Liability** is hereby deleted in its entirety and replaced with the following:

Limit of Liability of the **Insurer**:	$10,000,000
Total Quota Share Layer Limit of Liability of all Participating Insurers:	$20,000,000
Insurer's Percentage of Quota Share Limit:	50%

Schedule of other insurer(s) participating in quota share (**"Participating Insurers"**):

<u>**Participating Insurer**</u>	<u>**Policy Number**</u>	<u>**Policy Period**</u>	<u>**Quota-Share Participation**</u>
ACE American Insurance Company	G24581718 014	10/01/2023 - 10/01/2024	$10,000,000

2.   The Clause entitled *LIMIT OF LIABILITY* is amended by adding the following to the end thereof:

Notwithstanding any of the terms or conditions of this policy that might be construed otherwise, the maximum amount payable by the **Insurer** for each covered loss shall not exceed the **Insurer's Percentage of Quota Share Limit** for each such loss. Further, each such covered loss, and all loss in the aggregate, shall be subject to the aggregate **Limit of Liability** of the **Insurer**. The risk of uncollectability (in whole or in part) of any limit of liability of any insurance policy provided by a **Participating Insurer**, whether because of financial impairment or insolvency of a **Participating Insurer**, or for any other reason, is expressly retained by the insureds and the **Policyholder** and is not in any way or under any circumstances insured or assumed by the **Insurer**.

3.   The Clause entitled *RIGHTS* is amended by adding the following to the end thereof:

END 001

This endorsement, effective at 12:01AM October 01, 2023   forms a part of
Policy number: 01-503-51-49
Issued to: FEDERATED HERMES, INC.

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Furthermore, if the Insurer pays the Insurer's Percentage of Quota Share Limit of an insured loss but one or more Participating Insurers do not make their proportionate payment, then the insured agrees that the Insurer shall not be held liable for the actions of such Participating Insurers in such an instance. Specifically, it is agreed that in the event of a settlement which is agreeable to both the Insurer and the insureds, but to which any Participating Insurer has not consented, the Insurer may deposit its share of such settlement in an escrow account agreeable to the insured or directly to the insured, at the Insurer's option, at which point all further obligations of the Insurer with respect to such loss shall cease and the insured will execute an agreement releasing and indemnifying such Insurer with respect to such loss.

Executed and agreed by the Participating Insurer:

Ally Zheng

Authorized Representative of National Union Fire Insurance Company of Pittsburgh, Pa.

Executed and agreed by the Participating Insurer:

_D-d Ho_

Authorized Representative of ACE American Insurance Company

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 001

123418 (01/17)   2

This endorsement, effective *12:01 AM*   *October 1, 2023*   forms a part of policy number   *01-503-51-49*
issued to *FEDERATED HERMES, INC.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FIDELITY ENDORSEMENT

(UNDERLYING SUBLIMITS NOT COVERED)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.   The NOTICES appearing above the Declarations are deleted in their entirety and replaced with the following:

      NOTICES: Please read the policies carefully and discuss the coverage hereunder with your insurance agent or broker.

2.   The "LIMIT OF LIABILITY" Clause is deleted in its entirety and replaced with the following:

    LIMIT OF   The **Limit of Liability** is the limit of the **Insurer's** liability for all
    LIABILITY   coverage under this policy.

3.   The "RELIANCE" Clause is deleted in its entirety and replaced with the following:

    RELIANCE   The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy.

If any **Underlying Limits** are subject to a sub-limit of liability, then this policy shall not provide coverage with respect to the coverage that is subject to such sub-limit; provided, however this policy shall recognize payments made under any such sub-limit in any **Underlying Policy** and such payments shall apply toward the exhaustion of the **Underlying Limits**.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 002

110996 (3/12)   Page 1 of 1

This endorsement, effective at *12:01 AM   October 1, 2023*   forms a part of
Policy number   *01-503-51-49*
Issued to: *FEDERATED HERMES, INC.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

PROTECTED INFORMATION EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)
EXCESS INSURANCE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding any of the terms and conditions of the **Followed Policy**, this policy does not cover loss resulting directly or indirectly from the: (i) theft, disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

(1) confidential or non-public; or
(2) personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.
This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an employee of the **Insured** of money, securities or tangible property of the **Insured** or that the **Insured** is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 003

113027 (10/12)   Page 1 of 1

ENDORSEMENT# 4

This endorsement, effective at *12:01 AM   October 1, 2023*   forms a part of
Policy number   *01-503-51-49*
Issued to: *FEDERATED HERMES, INC.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)
EXCESS INSURANCE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

It is agreed that:

1. Notwithstanding any of the terms and conditions of the **Followed Policy**, this policy does not cover loss that is an indirect or consequential result of an **Occurrence**, including but not limited to loss resulting from payment of damages of any type for which the **Insured** is legally liable.

2. Solely for purposes of this endorsement, **"Occurrence"** means the occurrence of any of the perils specified in the Insuring Agreements of the **Followed Policy**.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 004

113029 (10/12)   Page 1 of 1

This endorsement, effective at *12:01 AM   October 1, 2023*   forms a part of
Policy number *01-503-51-49*
Issued to: *FEDERATED HERMES, INC.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Product Name: *Excess Edge*

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 005

ENDORSEMENT# 6

This endorsement, effective *12:01 AM   October 1, 2023*   forms a part of
policy number   *01-503-51-49*
issued to *FEDERATED HERMES, INC.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
103496	11/09	SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM
123418	01/17	QUOTASHARE ENDORSEMENT (WITH PARTICIPATING INSURERS SIGNATURES)
110996	03/12	FIDELITY ENDORSEMENT (UNDERLYING SUBLIMITS NOT COVERED)
113027	10/12	PROTECTED INFORMATION EXCLUSION
113029	10/12	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 006



CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: <u>*01-503-51-49*</u>   Date: _____

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

FEDERATED HERMES, INC. _____

_____

_____

Contact Person: _____

Title: _____

Phone: _(_____)_____-_____Ext_____

eMail: _____ @ _____

Case or Claimant Name: _____

_____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

_____

Insurance Broker/Agent: *MARSH USA INC* _____

Address: *1166 AVENUE OF THE AMERICAS, NEW YORK, NY 10036-3712* _____

Address: _____

Contact: *TIMOTHY MOLINEUX* _____   Phone: _____

eMail: *Timothy.R.Molineux@marsh.com* _____

Send Notice of Claims to:	AIG Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225	Phone: (888) 602-5246 Fax: (866) 227-1750 Email: c-Claim@AIG.com



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *01-503-51-49*

Date of Discovery: _____ Estimated Amount of loss: _____

Cause of Loss:

Employee Dishonesty	_____	Computer Fraud	_____
Funds Transfer	_____	Robbery/Burglary	_____
ID Theft	_____	Forgery	_____
Client Property	_____	In Transit	_____
ERISA	_____	Credit Card Forgery	_____
Other	_____	if Other, describe:	_____

Send Notice Of Claims To: AIG   Phone: (888) 602-5246
                             Financial Lines Claims   Fax: (866) 227-1750
                             P.O. Box 25947   Email: c-Claim@AIG.com
                             Shawnee Mission, KS 66225

centralized Customer Link and Information Management

RESOLUTION OF THE BOARD OF DIRECTORS/TRUSTEES OF THE FEDERATED HERMES FUNDS REGARDING FEDERATED HERMES FUNDS' INSURANCE RENEWAL

AUGUST 11, 2023

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby: determines that each Fund's participation in the D&O/E&O Policy, Side-A Policy and ICAP Bond is in the best interests of the Fund and that the proposed premium as described in the materials to be allocated to the Funds is fair and reasonable as if such insurance covered were purchased by the Funds; authorizes the procurement of insurance for the Funds in the amount described in the materials provided to the Board; and delegates to the Executive Committee the authority to approve the carriers and authorizes Raymond J. Hanley and Michelle L. McArdle to bind the D&O/E&O Policy, Side-A Policy and ICAP Bond coverages at the best price and terms available for the Funds, as determined by the Executive Committee.

RESOLUTIONS OF THE EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS/TRUSTEES OF THE FEDERATED HERMES FUNDS REGARDING FEDERATED HERMES FUNDS' INSURANCE RENEWAL

SEPTEMBER 26, 2023

RESOLVED, that the Committee hereby approves the acquisition of the joint Fidelity Bond, and any policy enhancements thereto, for the period from October 1, 2023 through September 30, 2024, bonding the Officers, Directors, Employees, and Agents of the Funds against larceny and embezzlement, in the non-aggregated amount of $45,000,000;

FURTHER RESOLVED, that the Committee hereby approves the acquisition of the D&O/E&O policies, and any policy enhancements thereto, for the period from October 1, 2023, through September 30, 2024, in the aggregate amount of $60,000,000;

FURTHER RESOLVED, that the Committee hereby approves the Mutual Fund Directors and Officers Side A insurance coverage, and any policy enhancements thereto, to insure the Funds' directors and officers against indemnified claims in the aggregate amount of $25,000,000 for the period commencing October 1, 2023 through September 30, 2024;

FURTHER RESOLVED, that Federated Hermes, Inc.'s Director of Corporate Planning and its Insurance Risk Manager are hereby directed and authorized to bind coverage on behalf of the Funds and their directors and officers for the combination of insurance coverages reviewed with the full Board at its last regular meeting and the current Executive Committee meeting.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2024

Fund	Monthly Average Net Assets	Required Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Hermes Adjustable Rate Securities Trust				
FADRF	$183,765,567			
		$188,052,878	$600,000	$184,365,567
Federated Hermes Core Trust				
HYCORE	$943,216,151			
BLCORE	$464,533,189			
EMCOR	$866,804,642			
MBCORE	$6,222,549,975			
		$8,671,381,036	$2,500,000	$8,501,353,957

MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds

Fund	Monthly Average Net Assets	Required Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Hermes Core Trust III				
PTCORE	$1,006,770,510			
		$1,028,180,920	$1,250,000	$1,008,020,510
Federated Hermes Equity Funds				
FKLCF	$1,511,122,209			
FMMGF	$1,728,584,711			
FKAUF	$5,075,978,000			
FKSCF	$3,971,718,114			
FISVF	$744,916,073			
FCSVF	$184,006,531			
FPBF	$152,765,074			
FSVF	$8,329,087,718			
		$22,144,790,000	$2,500,000	$21,710,578,431
Federated Hermes Equity Income Fund, Inc.				
FEIF	$785,652,144			
		$802,385,187	$1,000,000	$786,652,144
Federated Hermes Income Securities, Inc.				
FMUSF	$1,112,827,240			
SIF	$596,201,111			
		$1,745,401,917	$1,500,000	$1,711,178,350
Federated Hermes High Income Bond Fund, Inc.				
FHSUHY	$460,068,178			
		$470,034,542	$750,000	$460,818,178
Federated Hermes High Yield Trust				
FHOHY	$467,224,857			
		$477,334,355	$750,000	$467,974,857
Federated Hermes Income Securities Trust				
FHIPSF	$107,323,090			
FCIF	$698,603,520			
FUSG	$103,678,034			
FMSAF	$1,409,310,538			
FRSIF	$408,187,255			
FICBF	$411,495,301			
FSTIF	$1,277,708,955			
		$4,510,701,827	$2,500,000	$4,422,256,693
Federated Hermes Government Income Trust				
FHGIF	$169,402,765			
		$173,402,820	$600,000	$170,002,765
Federated Hermes Index Trust				

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2024

Fund	Monthly Average Net Assets	Required Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
MDCF	$306,511,606			
MXCF	$232,054,986			
		$550,714,924	$900,000	$539,916,592
Federated Hermes Institutional Trust				
FIHYBF	$7,791,934,638			
FHGUSF	$1,339,447,730			
FSITRB	$714,420,568			
		$10,047,461,995	$2,500,000	$9,850,452,936
Federated Hermes Insurance Series				
IFHIBF	$122,194,600			
IFKAUF	$143,663,083			
IFGMF	$81,244,176			
IFQBF	$145,692,756			
IFMVF	$191,190,833			
IFUSG	$76,273,034			
		$778,600,151	$1,000,000	$763,333,482
Federated Hermes International Series Inc.				
FGTRB	$17,011,009			
		$17,580,729	$225,000	$17,236,009
Federated Hermes Investment Series Funds, Inc.				
FCBF	$1,168,606,961			
		$1,193,254,100	$1,250,000	$1,169,856,961
Federated Hermes Managed Pool Series				
FMSP	$1,196,776,676			
FIBSP	$83,750,303			
FHYSP	$33,997,427			
FIDSP	$96,721,158			
FCP	$199,924,144			
		$1,646,504,103	$1,500,000	$1,614,219,709
Federated Hermes MDT Series				
FMACC	$1,156,203,118			
FMBAL	$238,594,281			
FMLCG	$1,717,736,419			
FMSCC	$1,385,155,302			
FMSCG	$502,699,151			
		$5,106,006,036	$2,500,000	$5,005,888,271
FederatedHermes Municipal Bond Fund, Inc.				
FMBDF	$251,385,350			
		$257,178,057	$750,000	$252,135,350
Federated Hermes Municipal Securities Income Trust				
FMHYAF	$486,664,621			
OHMIF	$82,601,939			
PAMIF	$103,718,838			
		$688,204,605	$900,000	$674,710,397
Federated Hermes Project and Trade Finance Tender Fund				
FPTFT	$850,425,619			
		$868,454,131	$1,000,000	$851,425,619
Federated Hermes Premier Municipal Income Fund				

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2024

Fund	Monthly Average Net Assets	Required Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
FPMIF	$234,200,000			
		$239,496,000	$600,000	$234,800,000
Federated Hermes Short-Intermediate Duration Municipal Trust				
FHSIMF	$399,526,937			
		$408,282,476	$750,000	$400,276,937
Federated Hermes Global Allocation Fund				
FGALF	$283,893,271			
		$290,336,136	$750,000	$284,643,271
Federated Hermes Adviser Series				
FHCMF	$157,238,792			
FHCMMF	$235,521,649			
FHEEF	$109,832,816			
FHSMID	$4,619,644			
FMLVF	$1,358,106,542			
FEMEQF	$43,215,413			
FHGEF	$21,191,619			
FIEQF	$1,169,218,890			
FIGRF	$612,922,149			
FHHYCF	$81,107,111			
FHMMN	$650,626,709			
		$4,539,817,360	$2,500,000	$4,450,801,333
Federated Hermes ETF Trust				
FHCETF	$28,379,689			
FHHETF	$25,835,435			
FTRETF	$249,403,811			
FHUSSD	$158,817,587			
		$473,215,253	$750,000	$463,936,522
Federated Hermes Total Return Government Bond Fund				
FTRGBF	$208,104,292			
		$212,878,378	$600,000	$208,704,292
Federated Hermes Total Return Series, Inc.				
FHCOBF	$24,487,424			
FTRBF	$15,273,697,156			
FUSBF	$2,838,392,900			
		$18,504,052,030	$2,500,000	$18,141,227,480
Federated Hermes Short-Term Government Trust				
FHSTGF	$66,375,762			
		$68,111,278	$400,000	$66,775,762
Federated Hermes Short-Intermediate Government Trust				
FHSIGF	$103,124,546			
		$105,722,537	$525,000	$103,649,546
Federated Hermes World Investment Series, Inc.				
FILF	$1,338,995,075			
FEMDF	$16,214,229			
FISCF	$280,112,061			
		$1,670,297,293	$1,500,000	$1,637,546,365
Federated Hermes Intermediate Municipal Trust				

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2024

Fund	Monthly Average Net Assets	Required	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
FHIMF	$193,747,055				
			$198,233,996	$600,000	$194,347,055
Federated Hermes Money Market Obligations Trust					
CMCT	$1,517,163,530				
FCRF	$3,704,849,204				
FGRF	$6,359,410,319				
FTFT	$2,618,929,075				
GOF	$167,304,497,408				
GOTMF	$7,287,495,534				
MMM	$0				
MOF	$4,537,897,587				
NYMCT	$370,365,062				
PCOF	$82,337,938,594				
POF	$16,672,971,510				
PVOF	$0				
TFOF	$4,905,682,594				
TOF	$55,192,560,903				
TTO	$10,322,740,077				
USTCR	$61,073,826,778				
			$432,722,533,738	$2,500,000	$424,237,778,175
TOTALS:	510,483,338,516.61		$520,798,600,787	$40,450,000	510,586,863,516.61

COVERAGE FOR FEDERATED FUNDS

Current Coverage:

$45,000,000

Coverage Cushion: 10.11%

$4,550,000

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW
September 30, 2024

Note: The following funds are not required to maintain Fidelity Bond
coverage under Reg. 270.17g-1.

Federated Hermes Capital Preservation Fund (CPF)

Edward Jones Money Market Fund (JONES)

Federated Hermes Alternative Funds ICAV (Ireland)
   FPTFM   Federated Hermes Project and Trade Finance Master Fund
   FPTFC   Federated Hermes Project and Trade Finance Credit Fund
   FPTFPL   Federated Hermes Project and Trade Finace Primary Loan Fund
   FPTSAC Federated Hermes Project and Trade Finance Master SAC

Federated Hermes Cash Management Funds
   FSSPF   Federated Hermes Short-Term Sterling Prime Fund
   FSCPF   Federated Hermes Sterling Cash Plus Fund

Federated CBO, Ltd. II (FCBOII)

Federated Clover Non-Registered Funds
     Clover Capital Multi Cap Value Equity Common Fund, LLC
     Clover Capital Mid Cap Value Equity Common Fund, LLC
     Clover Capital Enhanced Small Cap Value Equity Common Fund, LLC
     Clover Capital Core Fixed Income Common Fund, LLC
     Clover Capital Multi Cap Value Equity Fund Group Trust
     Clover Capital Core Fixed Income Fund Group Trust
     Clover Absolute Return Fund, LLC
     Clover MicroMax Fund, LLC
     Clover Focus Series: Income Plus Fund, L.P.

Federated Hermes High Yield Bond Collective Investment Fund (HYBCIF)

Federated InterContinental Collective Fund (CFFICF)

Federated Hermes International Funds PLC (Offshore Funds)
     FSTGF   Federated Hermes Short-Term U.S. Government Securities Fund
     FSTPF   Federated Hermes Short-Term U.S. Prime Fund
A-5/23/23   FHSTEF   Federated Hermes Short-Term Euro Prime Fund

Federated Hermes MDT Market Neutral LLC - Non-Registered Funds
    MNLLC   Federated Hermes MDT Market Neutral LLC

Federated Hermes MDT All Cap Core Collective Fund (CFMACC)

Federated Hermes Prime Cash Collective Investment Fund (PCCIF)

Federated Hermes Prime Private Liquidity Funds
     FPPLF   Federated Hermes Prime Private Liquidity Fund

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW
September 30, 2024

Note: The following funds are not required to maintain Fidelity Bond coverage under Reg. 270.17g-1.
Federated Redwood Trade Finance Fund, L.P. (REDTF)

Federated Hermes Short-Term Daily U.S. Dollar Fund, Ltd (FSTDDF)

Federated Hermes Total Return Bond Collective Investment Fund (TRBCIF)

Federated Unit Trust (Offshore Funds)
    LVMEA   Europa-Aktien
    LVMPF   ProFutur
    LVMER   Euro-Renten
    LVMIR   Inter-Renten
    LVMIA   Inter-Aktein
    LVMEK   Euro-Kurzlaufer
    LVMPB   ProBasis

Florida Local Government Investment Pool A Separate Account (LGIPA)

Fort Duquesne CDO 2006, Ltd. (Bauer)

Federated Global Strategic Value Dividend (FGSVD)

Federated Hermes Institutional Fixed Income Fund (IFIF)

A-12/4/23   Georgia Fund I Prim (GAPRIM)

Global Strategic Value Dividend SMA Agrt - GSVD

International Strategic Value Dividend SMA Agrt.   (ISVD)

Massachusetts Government Fund
    MACP   MMDT Cash Portfolio
    MAST   MMDT Short Term Bond Portfolio

TexPool Separate Account   (TXPOOL)
TexPool Prime Separate Account   (TXPRIM)

JOINT INSUREDS AGREEMENT

Federated Hermes Adjustable Rate Securities Trust; Federated Hermes Adviser Series; Federated Hermes Core Trust; Federated Hermes Core Trust III; Federated Hermes Equity Funds; Federated Hermes Equity Income Fund, Inc.; Federated Hermes Fixed Income Securities, Inc.; Federated Hermes Global Allocation Fund;   Federated Hermes Government Income Securities, Inc.; Federated Hermes Government Income Trust; Federated Hermes High Income Bond Fund, Inc.; Federated Hermes High Yield Trust; Federated Hermes Income Securities Trust; Federated Hermes Index Trust; Federated Hermes Institutional Trust; Federated Hermes Insurance Series; Federated Hermes Intermediate Municipal Trust; Federated Hermes International Series, Inc.; Federated Hermes Investment Series Funds, Inc.; Federated Hermes Managed Pool Series;; Federated Hermes MDT Series; Federated Hermes Money Market Obligations Trust; Federated Hermes Municipal Bond Fund, Inc.; Federated Hermes Municipal Securities Income Trust; Federated Hermes Premier Municipal Income Fund; Federated Hermes Project and Trade Finance Tender Fund; Federated Hermes Short-Intermediate Duration Municipal Trust; Federated Hermes Short-Intermediate Government Trust; Federated Hermes Short-Term Government Trust; Federated Hermes Total Return Series, Inc.; Federated Hermes Total Return Government Bond Fund; Federated Hermes World Investment Series, Inc.; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective July 15, 2020, and agree as follows:

WITNESETH:

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA (AIG) and ACE American Insurance Company (Chubb), which the parties have approved in form and amount (hereinafter referred to as "the Bond");

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   In the event recovery is received under the Bond as a result of a loss sustained by any

registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2.   Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Hermes, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3.   This Agreement may be amended or modified by a written agreement executed by the Parties.

4.   This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5.   This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Federated Hermes Adjustable Rate Securities Trust
Federated Hermes Adviser Series
Federated Hermes Core Trust
Federated Hermes Core Trust III
Federated Hermes Equity Funds
Federated Hermes Equity Income Fund, Inc.
Federated Hermes Fixed Income Securities, Inc.
Federated Hermes Global Allocation Fund
Federated Hermes Government Income Securities, Inc.
Federated Hermes Government Income Trust
Federated Hermes High Income Bond Fund, Inc.
Federated Hermes High Yield Trust
Federated Hermes Income Securities Trust
Federated Hermes Index Trust
Federated Hermes Institutional Trust
Federated Hermes Insurance Series
Federated Hermes Intermediate Municipal Trust
Federated Hermes International Series, Inc.
Federated Hermes Investment Series Funds, Inc.
Federated Hermes Managed Pool Series
Federated Hermes MDT Series
Federated Hermes Money Market Obligations Trust
Federated Hermes Municipal Bond Fund, Inc.
Federated Hermes Municipal Securities Income Trust
Federated Hermes Premier Municipal Income Fund
Federated Hermes Project and Trade Finance Tender Fund
Federated Hermes Short-Intermediate Duration Municipal Trust
Federated Hermes Short-Intermediate Government Trust
Federated Hermes Short-Term Government Trust
Federated Hermes Total Return Series, Inc.
Federated Hermes Total Return Government Bond Fund
Federated Hermes World Investment Series, Inc.



Peter J. Germain, Secretary

Federated Joint Insured's Agreement
Amendment #1

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on July 15, 2020, be amended as follows:

Entity Name   **Effective Date**

ADD Federated Hermes ETF Trust   12/14/21



Peter J. Germain, Secretary

12/15/21
Execution Date


Federated Joint Insured's Agreement
Amendment #2


The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on July 15, 2020, be amended as follows:

Entity Name   **Effective Date**

Name Change From: Federated Hermes High Income Bond Fund, Inc.,
To: Federated Hermes Sustainable High Yield Bond Fund, Inc.   05/26/23



Peter J. Germain, Secretary

12/08/23
Execution Date

Federated Joint Insured's Agreement
Amendment #3

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on July 15, 2020, be amended as follows:

<u>**Entity Name**</u>   <u>**Effective Date**</u>

Merger: Federated Hermes Government Income Securities, Inc. merged into
Federated Hermes Government Income Fund   02/23/24



_____
Peter J. Germain, Secretary

_____10/23/24_____
Execution Date